UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: May 2023

Commission File Number: 001-15160

BROOKFIELD CORPORATION

(Name of Registrant)

Brookfield Place

Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.2 of this Form 6-K shall be incorporated by reference into the registration statements of Brookfield Corporation (formerly Brookfield Asset Management Inc.) on Form F-3 (File Nos. 333-182656, 333-255310, 333-261528 and 333-267244), on Form F-10 (File No. 333-267243) and on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Proxy Class A Limited Voting Shares

99.2	Notice of Annual Meeting of Shareholders and Information Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: May 9, 2023	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Corporate Secretary